

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

September 3, 2013

Via Email
Giovanni Caruso
Loeb & Loeb LLP
345 Park Avenue
New York, New York 10154

> **Re:** **Lone Oak Acquisition Corporation**
> **Schedule TO-I filed August 21, 2013**
> **SEC File No. 5-86157**

Dear Mr. Caruso:

We have limited our review of the filing above to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

Please respond to this letter by amending the filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to the facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filing and the information you provide in response to these comments, we may have additional comments. All defined terms used here have the same meaning as in the Offer to Purchase.

Exhibit (a)(1)(A) – Offer Letter dated August 21, 2013

Important, page 3

1. You state that you will not make the Offer to, "and will not accept any tendered Shares from" shareholders in certain jurisdictions. While you are not required to disseminate offer materials into jurisdictions where doing so would be illegal, the all-holders provisions of Rule 13e-4(f)(8)(i) require you to accept all subject securities properly tendered. Please revise here and later in the Offer Letter under Miscellaneous on page 64 where similar disclosure appears.

Special Note Regarding Forward-Looking Statements, page 43

2.  You state that you undertake no obligation to revise any forward-looking statement to reflect circumstances or events after the date of the Offer to Purchase. Please revise, consistent with your obligations under Rule 13e-4(c).

Certain Other Interests in the Proposals, page 50

3.  Expand to describe in further detail the interest that certain individuals promoting the proposals or soliciting proxies to vote in their favor may have that are different from the interests of other shareholders.

Conditions of the Offer, page 60

4.   Refer to the language in the first paragraph of this section, last sentence. This language creates the impression that even if one of the listed offer conditions is "triggered" by an objective event or the non-occurrence of an event, you as the offeror would still have the right to determine whether to assert the offer condition. While you may waive an offer condition in your sole discretion, once it is triggered, you may not fail to assert it. Please confirm your understanding in your response letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to the disclosure, the filing persons are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

•   the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

•   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions about these comments or your filing to me at 202-551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and
Acquisitions